Exhibit 99.1

For Immediate Release	May 16, 2022

The Valens Company Appoints New Board Chair and Provides an Update on its Annual General Meeting of Shareholders

Kelowna, B.C., May 16, 2022 – The Valens Company Inc. (TSX: VLNS) (Nasdaq: VLNS)) (the “Company” “The Valens Company” or “Valens”), a leading manufacturer of branded cannabis products, today announced that it has separated the roles of Chair and Chief Executive Officer (CEO) and appointed Andrew Cockwell as its new Chair of the Board, effective immediately. This decision follows the Company’s recent Nasdaq listing and its commitment to governance best practices including transparency and accountability. Tyler Robson has stepped down as Chair in full support of this decision and will remain on the Board and as the CEO of the Company.

About Andrew Cockwell

Mr. Cockwell is the Managing Partner of Ursataur Capital Management, a private equity firm he founded in 2009 that strategically invests in Canadian mid-market companies across various industries. He holds a track record of fostering value creation for both private and public companies, advising on issues such as strategic realignment, operational improvement, capital allocation, and governance. Previously, Mr. Cockwell was a Founding Partner of ReichmannHauer Capital Partners in 2006, a Toronto-based private equity firm targeting both domestic and international investments. He also served in the Private Equity and Corporate Finance practices at global management consulting firm McKinsey & Company, which he joined in 2003 and where he advised businesses, private equity firms, and hedge funds in North America and Europe. Earlier in his career, he practiced M&A and securities law as an attorney at Sullivan & Cromwell in New York and London. Mr. Cockwell holds a breadth of experience providing financial and legal advisory services in a variety of complex business contexts across a wide range of industries, including industrial coatings, ground support, financial services, and food and retail. Mr. Cockwell holds a Bachelor of Art (Hons.) from Queen’s University and a LL.B. with Great Distinction from the Faculty of Law at McGill University.

Tyler Robson, Chief Executive Officer of The Valens Company, said, “Andrew’s proven leadership, combined with his extensive experience in organizational transformation, capital markets and corporate governance makes him an ideal person for this role. Having worked closely with Andrew over the past two years I am convinced that entrusting the Chair to an independent Director of his caliber will deliver numerous advantages for Valens and its shareholders. This change will also allow me to dedicate more of my time to the execution of our strategy and the management of our growth. I look forward to working closely with Andrew to ensure Valens creates long term value for all stakeholders, including our employees, shareholders, and the community.”

Andrew Cockwell, Chair of the Board said “Over the last three years, Valens has made great strides in their commitment to improving corporate governance from its early days as a CSE listed company to eventually dual listing on the TSX and Nasdaq. As we look ahead, the separation of Chair and CEO combined with having a majority independent Board are critical pieces of the puzzle in delivering value not just for our shareholders but for our entire organization. While we are making this announcement today, we will continue to assess opportunities to make further improvements to our governance structure as the business continues to evolve. With this in mind, we have also been going through a governance review process to identify additional Director nominees who will broaden our existing skills matrix and further diversify the experience and contributions we currently employ. On behalf of the entire Board, I’ d like to thank Tyler for his leadership over the past three years as its Chair. I am appreciative to have this opportunity to represent Valens shareholders and I have full confidence in Tyler and the entire senior management team as they continue to execute on the Company's strategic initiatives and capitalize on this massive opportunity to drive sustainable shareholder value.”

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The Valens Company
230 Carion Rd
Kelowna, BC V4V 2K5
T. +1.778.755.0052
www.thevalenscompany.com

Further to today’s leadership and governance transition, the Company also announced today that it has been granted an extension under the Toronto Stock Exchange (the “TSX”) rules to extend the timeline for its Annual General Meeting of shareholders (the “Meeting”) to no later than August 2, 2022. The Company requires the additional time to identify, attract and nominate additional qualified diverse director candidates to further strengthen the Board in key areas, including diversity, CPG marketing and branding and capital markets. This initiative continues the Company’s ongoing commitment to good governance by bringing it more in-line with benchmark public guidance from U.S national securities exchanges, including Nasdaq. The Company will provide an update on the new date for the Meeting in the coming weeks.

At Valens, it’s Personal.

About The Valens Company

The Valens Company is a leading manufacturer of cannabis products with a mission to bring the benefits of cannabis to the world. The Company provides proprietary cannabis processing services, in addition to best-in-class product development, manufacturing, and commercialization of cannabis consumer packaged goods. The Valens Company’s high-quality products are formulated for the medical, health and wellness, and recreational consumer segments, and are offered across all cannabis product categories with a focus on quality and innovation. The Company also manufactures, distributes, and sells a wide range of CBD products in the United States through its subsidiary Green Roads, and distributes medicinal cannabis products in Australia. In partnership with brand houses, consumer packaged goods companies and licensed cannabis producers around the globe, the Company continues to grow its diverse product portfolio in alignment with evolving cannabis consumer preferences in key markets. Through Valens Labs, the Company is setting the standard in cannabis testing and research and development with Canada’s only ISO17025 accredited analytical services lab, named The Centre of Excellence in Plant-Based Science by partner and scientific world leader Thermo Fisher Scientific. Discover more on The Valens Company at http://www.thevalenscompany.com.

For further information, please contact:

Jeff Fallows

The Valens Company

Investor Relations

ir@thevalenscompany.com

1.647.956.8254

KCSA Strategic Communications

Phil Carlson

VLNS@kcsa.com

1.212.896.1233

Media

KCSA Strategic Communications

Anne Donohoe

adonohoe@kcsa.com

1 212.896.1265

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The Valens Company
230 Carion Rd
Kelowna, BC V4V 2K5
T. +1.778.755.0052
www.thevalenscompany.com

Notice regarding Forward Looking Statements

All information included in this press release, including any information as to the future financial or operating performance and other statements of The Valens Company that express management’s expectations or estimates of future performance, other than statements of historical fact, constitute forward-looking information or forward-looking statements within the meaning of applicable securities laws and are based on expectations, estimates and projections as of the date hereof. Forward-looking statements are included for the purpose of providing information about management’s current expectations and plans relating to the future. Wherever possible, words such as “plans”, “expects”, “scheduled”, “trends”, “forecasts”, “future”, “indications”, “potential”, “estimates”, “predicts”, “anticipate”, “to establish”, “believe”, “intend”, “ability to”, or statements that certain actions, events or results “may”, “should”, “could”, “would”, “might”, “will”, or are "likely" to be taken, occur or be achieved, or the negative of these words or other variations thereof, have been used to identify such forward-looking information. Specific forward-looking statements include, without limitation, all disclosure regarding future results of operations, future outcomes of transactions, economic conditions, and anticipated courses of action. Investors and other parties are advised that there is not necessarily any correlation between the number of SKUs manufactured and shipped and revenue and profit, and undue reliance should not be placed on such information.

The risks and uncertainties that may affect forward-looking statements include, among others, Canadian regulatory risk, Australian regulatory risk, U.S. regulatory risk, U.S. border crossing and travel bans, the uncertainties, effects of and responses to the COVID-19 pandemic, reliance on licenses, expansion of facilities, competition, dependence on supply of cannabis and reliance on other key inputs, dependence on senior management and key personnel, general business risk and liability, regulation of the cannabis industry, change in laws, regulations and guidelines, compliance with laws, limited operating history, vulnerability to rising energy costs, unfavourable publicity or consumer perception, product liability, risks related to intellectual property, product recalls, difficulties with forecasts, management of growth and litigation, many of which are beyond the control of The Valens Company. For a more comprehensive discussion of the risks faced by The Valens Company, and which may cause the actual financial results, performance or achievements of The Valens Company to be materially different from estimated future results, performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to The Valens Company’s latest Annual Information Form filed with Canadian securities regulatory authorities at www.sedar.com or on The Valens Company’s website at www.thevalenscompany.com. The risks described in such Annual Information Form are hereby incorporated by reference herein. Although the forward-looking statements contained herein reflect management's current beliefs and reasonable assumptions based upon information available to management as of the date hereof, The Valens Company cannot be certain that actual results will be consistent with such forward-looking information. The Valens Company cautions you not to place undue reliance upon any such forward-looking statements. The Valens Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law. Nothing herein should be construed as either an offer to sell or a solicitation to buy or sell securities of The Valens Company.

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The Valens Company
230 Carion Rd
Kelowna, BC V4V 2K5
T. +1.778.755.0052
www.thevalenscompany.com